

November 19, 2010

George Boyer
Executive Chairman of the Board
Greektown Superholdings, Inc.
555 East Lafayette
Detroit, MI 48226

> **Re: Greektown Superholdings, Inc.**
> **Amendment No. 2 to**
> **Form S-4**
> **Filed November 18, 2010**
> **File No. 333-169476**

Dear Mr. Boyer:

We have received your response to our prior comment letter to you dated October 14, 2010, and we have the following additional comments.

Signatures

1. We note your response to our prior comment two. Please revise the signature page for each additional registrant to include signatures by persons in the capacity of principal executive officer, principal financial officer, and controller or principal accounting officer.

Exhibit 5.1

Opinion of Dickinson Wright PLLC

2. Please revise the second sentence of the second paragraph on the first page to clarify that you have only relied upon the Formation Documents for matters of fact.

3. Please revise paragraph (d) on the third page and paragraph (f) on the fourth page so that they do not pertain to the application of Michigan law on the Michigan guarantors.

4. Please delete the last sentence of the first full paragraph on page four, both sentences of the second full paragraph on page four, and the fourth to last paragraph on the last page. Counsel should investigate or verify any factual matters relevant to the rendering of its opinion as purchasers of the notes are not in a position to perform such an investigation or verification.

5. Please delete paragraph (e) and the last paragraph on the last page. Such limitations on reliance are not appropriate.

6. Please delete the last two sentences from the third to last paragraph on the last page as they limit the opinion to a date prior to effectiveness or confirm that you will re-file the opinion on the date of effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3469 if you have questions regarding these comments.

Sincerely,

Justin Dobbie
Special Counsel

cc: Richard A. Goldberg, Esq.
        Fax: (212) 698-3599